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Regulatory Announcement

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Company	Tesco PLC
TIDM	TSCO
Headline	Holding(s) in Company
Released	18:00 12-May-06
Number	9343C

RNS Number:9343C
Tesco PLC
12 May 2006

12th May 2006

Tesco PLC

DISCLOSURE OF INTEREST IN SHARES

The Company has today been informed by a letter dated 11th May, Legal & General Group plc and/or its subsidiaries through various legal entities, had an interest in 315,905,159 ordinary shares of 5p each of the Company. This represents 3.99% of the share capital of the Company.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1) (a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:00 12-May-06
Number	8868C

RNS Number:8868C
Tesco PLC
12 May 2006

12 May 2006

Tesco PLC

SIP - ORDINARY SHARE PURCHASE

Tesco PLC ('the Company') was notified that on 11 May 2006 the Trustees of the Tesco Employee Share Incentive Plan purchased 1,000,000 Ordinary Shares of 5p each in the Company at an average price of 322.725439p.

The Trust is for the benefit of employees and executive directors of the Company. Each executive director of the Company and any PDMRs (persons discharging managerial responsibilities), as potential beneficiaries of the Trust, are deemed to have an interest in the shares acquired by the Trust. The directors/PDMRs in questions are: P A Clarke, A T Higginson, T P Leahy, T J R Mason, D T Potts, R W P Brasher, L Neville-Rolfe.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R (1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

END